EXHIBIT (i)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)
	Years ended December 31,

	2009	2008	2007	2006	2005

Income from continuing operations before income taxes	$693,176	$713,177	$660,711	$914,490	$811,668
Add:
Interest expense (2)	208,855	229,343	250,540	228,418	193,174
Portion of rents representative of the interest factor	41,499	43,030	48,969	46,255	52,823
Amortization of capitalized interest	1,716	1,717	1,717	1,345	986

Income as adjusted	$945,246	$987,267	$961,937	$1,190,508	$1,058,651

Fixed charges:
Interest expense (2)	$208,855	$229,343	$250,540	$228,418	$193,174
Portion of rents representative of the interest factor	41,499	43,030	48,969	46,255	52,823
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	32,851	31,610	33,412	21,819	16,512

Total fixed charges	$283,205	$303,983	$332,921	$296,492	$262,509

Ratio of earnings to fixed charges	3.34	3.25	2.89	4.02	4.03

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Interest expense incudes both financing interest expense and other interest expense.

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